SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Sorrento Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83587F202
(CUSIP Number)

Leonard A. Potter President and Managing Member Wildcat Capital Management, LLC 888 Seventh Avenue New York, NY 10106 (212) 468-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202	13D	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS Wildcat Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,499,936 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,499,936 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,936 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock (as defined herein) outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2016.

CUSIP No. 83587F202	13D	Page 3 of 14 Pages

1		NAMES OF REPORTING PERSONS Wildcat – Liquid Alpha, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 184,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 184,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 5 of 14 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Management Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Diversified Alpha Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 7 of 14 Pages

1		NAMES OF REPORTING PERSONS Bonderman Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,623,533 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,623,533 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,533 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 8 of 14 Pages

1		NAMES OF REPORTING PERSONS Leonard A. Potter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,623,533 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,623,533 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,623,533 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

CUSIP No. 83587F202	13D	Page 9 of 14 Pages

1		NAMES OF REPORTING PERSONS James Velissaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 38,365,767 shares of Common Stock outstanding as of March 10, 2016, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 15, 2016.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed on April 18, 2016, as amended and supplemented by Amendment No. 1 filed on April 26, 2016 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends and restates the fourth paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“Accordingly, on April 25, 2016, WLA filed a verified complaint for the inspection of books and records (the “Complaint”) in the Court of Chancery of the State of Delaware seeking an order compelling the Issuer to provide WLA certain books and records of the Issuer for inspection and copying pursuant to Section 220 of the Delaware General Corporation Law. A copy of the Complaint is attached as Exhibit 3.

On May 5, 2016, WLA and BFLP submitted a letter (the “May 5 Letter”) to the Issuer’s board of directors (the “Board”) reiterating certain concerns regarding the Transactions and additionally setting forth their belief that (i) the Issuer’s Chief Executive Officer (“CEO”), Dr. Henry Ji, has consistently acted in a manner that is not in the best interests of the Issuer’s shareholders and has destroyed significant shareholder value and (ii) the Board has failed to act in the best interests of the Issuer’s shareholders and has breached its fiduciary duties owed to such shareholders. Accordingly, WLA and BLFP set forth certain demands in the May 5 Letter, including that the Board: (i) immediately terminate Dr. Ji as the CEO; (ii) immediately terminate the Transactions that have not already closed to avoid further dilution to the existing shareholders; (iii) appoint three directors to be nominated by WLA and BFLP to lead a special committee of the Board (the “Special Committee”) to undertake the actions necessary to preserve and maximize shareholder value; (iv) authorize the Special Committee to seek and appoint an interim CEO and, if necessary, a permanent replacement for Dr. Ji with more commercial and executive experience; (v) authorize the Special Committee to engage an investment banker to initiate a sale process for the entire company; (vi) in the event that there are no buyers for the entire company, authorize the Special Committee to sell selected non-strategic assets of the Issuer, including its minority investments in private companies, and unwind its minority positions in joint ventures so that it can focus on, maintain control of, and finance the development of the Issuer’s remaining assets; and (vii) in the event that neither the Issuer nor selected assets can be sold, management and the Special Committee should develop a well-defined and financed business plan that maximizes the value of the Issuer’s existing assets and further, the Issuer should immediately stop any further financial engineering efforts and under no circumstances should the Issuer acquire any additional assets for development. The May 5 Letter also provided that if the Board refuses to meet WLA’s and BFLP’s demands, the Board should immediately resign and allow another slate of directors to take the actions that are required to protect and maximize shareholder value. Further, to address certain concerns regarding option and warrant grants, WLA and BFLA intend to pursue their available remedies including, among other things, legal action on the Issuer’s behalf. A copy of the May 5 Letter is attached as Exhibit 4.

Wildcat has raised, or may further raise, its concerns regarding the Transactions, management of the Issuer, the Board and related matters with management or directors of the Issuer, other shareholders and regulators.”

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.
2.	Demand for Inspection of Books and Records, dated April 11, 2016.

3.	Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016.
4.	Letter to the Board of Directors of the Issuer, dated May 5, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2016

Wildcat Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: President
Wildcat – Liquid Alpha, LLC

By: /s/ Clive Bode
Name: Clive Bode Title: President

Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer
Infinity Q Management Equity, LLC

By: /s/ James Velissaris
Name: James Velissaris Title: Sole Manager

Infinity Q Diversified Alpha Fund

By: Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer

Bonderman Family Limited Partnership

By: /s/ Clive Bode
Name: Clive Bode Title: President

Leonard A. Potter

By: /s/ Leonard A. Potter
Name: Leonard A. Potter
James Velissaris

By: /s/ James Velissaris
Name: James Velissaris

INDEX TO EXHIBITS

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*
2.	Demand for Inspection of Books and Records, dated April 11, 2016.**
3.	Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016.***
4.	Letter to the Board of Directors of the Issuer, dated May 5, 2016.

_________________

*Incorporated herein by reference to the Agreement of Joint Filing by and among Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, dated as of April 18, 2016, which was previously filed with the SEC as Exhibit 1 to Schedule 13G filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on April 18, 2016.

**Incorporated herein by reference to Demand for Inspection of Books and Records, dated April 11, 2016, which was previously filed with the SEC as Exhibit 2 to Schedule 13D filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on April 18, 2016.

***Incorporated herein by reference to Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016, which was previously filed with the SEC as Exhibit 3 to Amendment No. 1 to Schedule 13D filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on April 26, 2016.